GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the three-month period ended November 30, 2008 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	NOVEMBER 30	AUGUST 31
	2008	2008
	(Unaudited)

ASSETS

Current
Cash	$225,263	$119,831
Short-term investments (Note 4)	1,359,579	2,558,945
Accounts receivable (Note 5)	115,523	177,176
Prepaid expenses	11,129	26,490
	1,711,494	2,882,442

Exploration Advances	20,171	20,171
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	8,201,740	7,449,608
Equipment (Note 7)	120,438	108,727

	$10,388,616	$10,795,721

LIABILITIES

Current
Accounts payable and accrued liabilities	$230,104	$454,703

Employment Benefit Obligations	46,000	46,000
	276,104	500,703

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	19,133,783	19,133,783

Contributed Surplus (Note 8)	1,511,677	1,511,677

Deficit	(10,532,948)	(10,350,442)
	10,112,512	10,295,018

	$10,388,616	$10,795,721
Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

THREE MONTHS PERIOD ENDED
	NOVEMBER 30
	2008	2007

Expenses

Amortization	$ 6,307	$ 3,862
Automobile	641	592
Foreign exchange (gain)/loss	(3,853)	2,166
Management fees	30,000	30,000
Consulting fees	15,000	15,000
Office and general	20,117	45,303
Professional fees	35,000	21,925
Investor relations	14,000	28,966
Rent and utilities	15,627	16,674
Transfer agent and filing fees	812	9,653
Travel	18,328	6,241
Wages and benefits	59,258	55,158
Loss before The Following	211,237	235,540

Gain from sale of fixed assets	(2,302)
Interest Income	(26,429)	(68,726)

Net Loss for the Period	182,506	166,814

Deficit, Beginning of Period	10,350,442	9,529,365

Deficit, End of Period	$10,532,948	$9,696,179

Loss per Share – Basic And Diluted	$ (0.003)	$ (0.001)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	60,934,037	60,754,037

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

THREE MONTHS PERIOD ENDED
	NOVEMBER 30
	2008	2007

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$ (182,506)	$ (166,814)
Items not affecting cash:
Amortization	6,307	3,907
Gain on sale of fixed assets	(2,302)
Change in non-cash working capital items:
Accounts receivable	61,653	(69,008)
Accounts payable and accrued liabilities	(224,599)	99.200
Prepaid expenses	15,361	(15,124)
	(326,086)	(152,161)

Investing Activities
Exploration Advances	-	52,716
Expenditures on mineral properties	(752,132)	(1,213,178)
Proceeds from redemption of short term investments	1,199,366	(1,100,00)
Proceeds from disposal of fixed assets	5,276
Purchase of capital assets	(20,992)	(37,489)
	$ 431,518	$ (97,951)

Increase in Cash	105,432	54,210

Cash And Cash Equivalents, Beginning Of Period	119,831	84,578

Cash And Cash Equivalents, End Of period	$ 225,263	$ 238,788

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

1.

GOING CONCERN AND NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company had a loss of $182,506 for the three months ended November 30, 2008, and the Company had a working capital, defined as current assets less current liabilities, as at November 30, 2008, of $1,435,390, with an accumulated deficit of $10,532,948.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern. Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing. Such adjustments could be material.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.  Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Basis of presentation

The accompanying consolidated financial statements for the interim periods ended November 30, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2008. The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended August 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing September 1, 2008:

3.

NEWLY ADOPTED ACCOUNTING POLICIES

a)

Section 3855 - Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or financial liabilities.  Financial instruments classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income.  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on statement of operations for the period.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

b)

Section 1530 - Comprehensive Income

This standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income.  Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

c)

Section 3865 - Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008, the Company has not designated any hedging relationships; therefore, the adoption of this accounting policy did not have an impact on the financial statements of the Company for the year ending August 31, 2008 or quarter ending November 30, 2008.

d)

Section 1506 – Accounting Changes

The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

e)

EIC Abstract No. 166 – Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective August 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

4.

SHORT-TERM INVESTMENTS

As at November 30, 2008, short–term investments in the amount of $1,329,579 (2007 - $5,880,945) were comprised of Canadian investments in guaranteed investment certificates maturing on May 15, 2009 and effective interest rates of 2.75% (2007 – 3.3% to 4.15%).

5.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	November 30	August 31
	2008	2008

Sales taxes recoverable	$ 94,615	$ 149,806
Interest receivable	17,936	20,822
Other receivable	2,972	6,548
	$ 115,523	$ 177,176

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

         State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	NOVEMBER 30	NOVEMBER 30
Three months ended November 30, 2008	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	57,902	-	-	-	-	-	51,452	-	109,354	54,501
Drilling	-	-	-	-	-	-	499,284	-	499,284	1,023,773
Geology and mapping	12,187	251	-	-	-	-	12,139	-	24,577	34,331
Property taxes and passage rights	10	-	10	20		200	-	6,546	6,786	4,480
Salaries	-	12	-	-	-	-	-	-	12	20,755
Travel	2,267	2,815	-	-	-	-	2,232	8	7,322	2,452
Road construction and site preparation	6,480	-	6,256	-	-	-	15,136	-	27,872	38,864
Facilities and other	18,180	7,507	-	-	-	-	51,011	226	76,924	34,022
Current costs	97,026	10,585	6,266	20	0	200	631,254	6,780	752,131	1,213,178
Balance, beginning of period	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of period	$3,538,118	$122,478	$1,500,861	$35,493	$11,675	$46,537	$2,931,633	$359,718	$8,536,513	$4,976,201

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,468,861	$122,478	$1,425,861	$35,493	$11,675	$36,537	$2,744,510	$356,325	$8,201,740	$4,641,428

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	AUGUST 31	AUGUST 31
Year ended August 31, 2008	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	274,301	-	70,051	-	-	-	38,421	-	382,773	55,894
Drilling	1,540,075	-	761,226	-	-	-	449,468	-	2,750,769	350,150
Geology and mapping	117,204	221	43,850	-	-	-	106,639	-	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	-	-	139	11,409	-	78,808	52.171
Travel	1,720	2,727	4,058	-	-	-	3,183	-	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	-	-	-	73,642	-	198,084	85,455
Facilities and other	53,364	29,028	47,570	-	-	1	142,421	-	272,384	100,974
Current costs	2,088,458	56,502	1,008,788	6,693	2,186	13,138	831,045	14,548	4,021,358	789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$3,371,835	$111,893	$1,419,594	35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	3,428,250

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 (40,000 received) and spend US $450,000 on the property over a period of three years. The agreement was terminated in 2008.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and paid $15,000 to complete the acquisition.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  As of November 30, 2008 the shares have not been listed on the stock exchange or been received.

7.

PROPERTY AND EQUIPMENT

	NOVEMBER 30, 2008
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$69,862	$32,967	$36,895
Vehicles	91,416	26,790	64,626
Land	18,917	-	18,917

	$180,195	$59,757	$120,438

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

7.

PROPERTY AND EQUIPMENT (continued)

	AUGUST 31, 2008
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$67,879	$31,592	$36,287
Vehicles	84,303	30,780	53,523
Land	18,917	-	18,917

	$171,099	$62,372	$108,727

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2007	60,754,037	18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31 and November 30, 2008	60,934,037	$19,133,783

a)

Outstanding Warrants

As at November 30, 2008, the Company had 18,352,726 share purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

8.

SHARE CAPITAL (Continued)

b)

Stock Options

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2007	4,985,000	0.36
Granted	545,000	0.34
Exercised	(180,000)	0.25
Cancelled	(375,000)	0.35
Expired	(50,000)	0.25
Balance, August 31, 2008	4,925,000	$0.36
Expired	(430,000)	0.36
Balance, November 30, 2008	4,495,000	$0.36

The following summarizes information about stock options outstanding at November 30, 2008:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

4,495,000	2.8 years	$0.36	4,495,000	$0.36

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2007	$ 1,571,851
Stock options granted	122,780
Stock options exercised	(182,954)
Balance, August 31, and November 30, 2008	$ 1,511,677

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Unaudited – prepared by management)

9.

RELATED PARTY TRANSACTIONS

a)

During the three months ended November 30, 2008, the Company paid $30,000 (2007 - $30,000) recorded as management fees for geological and management services to a company controlled by a director.

b)

During the three months ended November 30, 2008, the Company paid $10,949 (2007 - $28,472) in wages and benefits to a director.

c)

During the three months ended November 30, 2008, the Company paid $13,893 (2007 - $13,500) in respect of office and administration costs to a management company controlled by a director of the Company.

d)   During the three months ended November 30, 2008, the Company paid $15,000 (2007 - $$15,000) in consulting fees to a director of the Company.

10.

SUBSEQUENT EVENT

On December 8, 2008 the Company granted 925,000 stock options exercisable at a price of $0.10 per share for a period of 5 years.